

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775



February 2, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated January 14, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated January 19, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated January 24, 2005 (Attached hereto as Exhibit A-3)
(4) Press release dated January 27, 2005 (Attached hereto as Exhibit A-4)

B. Japanese Language Documents

(1) Press release dated January 14, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated January 19, 2005
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated January 24, 2005
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated January 27, 2005
(English Translation attached hereto as Exhibit B-4, the same as A-4)

C. Japanese Language Documents
Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ____________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

2/17

Exhibit A-1


INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Enters into Sponsorship Agreement with Showa Leasing

Tokyo (Friday, January 14, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has entered into an agreement concerning a capital alliance ("Sponsorship Agreement") with Showa Leasing Co., Ltd. ("Showa Leasing") to acquire a majority interest of Showa Leasing. Shinsei Bank also announced that it has entered into a Business Alliance Agreement with Showa Leasing and Resona Bank, Limited ("Resona Bank").

1. Purpose of the Sponsorship Agreement

Shinsei Bank Group has recently taken steps to expand its non-bank finance business that offers corporate loans to small to medium-sized enterprises through Shinsei Business Finance Co., Ltd.; real estate-secured loans including housing loans through Shinsei Property Finance Co., Ltd.; and consumer installment credit products through Shinsei Sales Finance Co., Ltd. In September 2004, Shinsei Bank Group acquired Aplus Co., Ltd. and established a framework to offer various financial services including installment credit, credit card and consumer finance services.

Showa Leasing, a major leasing company in Japan, possesses a solid nationwide business network focused particularly in the Tokyo metropolitan area including a strong branch system and experienced, knowledgeable personnel. Shinsei Bank obtained an exclusive right of preferential negotiation to acquire a majority interest of Showa Leasing in September 2004, and, as a result of further negotiation, entered into the Sponsorship Agreement. Shinsei Bank is now ready to acquire a majority interest of Showa Leasing pursuant to the Sponsorship Agreement, and is ready to offer leasing services to its broad customer base. A stronger non-bank finance business line is expected to enhance Shinsei Bank's profitability by providing new opportunities for growth, and improve overall business stability by diversification.

Based on the Sponsorship Agreement, Shinsei Bank will determine details of the subscription for new shares of Showa Leasing by way of a third-party allotment.

2. Purpose of the Business Alliance Agreement

Shinsei Bank entered into the Business Alliance Agreement with Resona Bank, currently the main bank of Showa Leasing, to maintain and expand the broad customer base of Showa Leasing. Shinsei Bank considers that it is important to keep its cooperative relationship with Resona Bank for potential cross-selling opportunities.

3. Profile of Showa Leasing

See the Appendix for details.

4. Summary of the Sponsorship Agreement

(1) Subscription for New Shares

A summary of the subscription for new shares ("Subscription") is as follows (Shinsei Bank will determine the details of the subscription at a later time):

- Party to subscribe for shares: consolidated subsidiaries or affiliates of Shinsei Bank
- Type of shares: common shares
- Issue price: 300 yen per share
- Total amount of issue: approximately 65-70billion yen
- Date of payment: the end of March 2005

Shinsei Bank Group intends to bring Showa Leasing into its consolidated group holding over 90% of equity stake of Showa Leasing through the Subscription and the purchase of outstanding shares as described in 4. (2) below.

(2) Purchase of Outstanding Shares

In addition to the Subscription, Shinsei Bank Group intends to purchase a majority of outstanding shares of Showa Leasing from certain existing shareholders.

(3) Timetable for Completion

- The General Meeting of Shareholders of Showa Leasing regarding the Subscription
  : the middle of March 2005
- Implementation of the Subscription
  : the end of March 2005

5. Effect on Future Performance Projections

Because the implementation of the Subscription is scheduled at the end of March 2005, assets and liabilities of Showa Leasing will be reported on Shinsei Bank's balance sheet from the end of March 2005. Shinsei Bank, therefore, does not expect that there will be any effect upon its projections for fiscal year 2004 financial results.

(Reference) Shinsei Bank Projections for Fiscal Year 2004 Results (previously announced on December 20, 2004)

【Consolidated】

	Operating income	Net operating income	Net income(※)
FY2004 full year	250 billion yen	64 billion yen	65 billion yen

(※) Projection of cash basis net income deducting 9 billion yen of intangible amortization from Aplus transaction: 74 billion yen

【Non-consolidated】

	Operating income	Net operating income	Net income
FY2004 full year	180 billion yen	52 billion yen	66 billion yen

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $58 billion in assets and 29 branches throughout Japan (non-consolidated, as of September 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Appendix

Profile of Showa Leasing Co., Ltd.

Company name	Showa Leasing Co., Ltd.	
President	Representative Director and President: Masami Matsushita	
Address	12 Yotsuya 3-chome, Shinjuku-ku, Tokyo	
Established	April 2, 1969	
Paid-in Capital	7.199 billion yen	
Number of shares issued	Common shares: 30,000,000 shares	
Total shareholders' equity	17.752 billion yen (as of March 2004)	
Total assets	613.091 billion yen (as of March 2004)	
Operating income	172.46 billion yen (as of March 2004)	
Net operating income	5.986 billion yen (as of March 2004)	
Major shareholders	Showa Leasing Co., Ltd. employee stock ownership (8.59%), Resona Bank, Limited. (5.0%), ITOCHU Corporation (4.79%), Aozora Bank, Ltd. (4.79%), The Bank of Tokyo-Mitsubishi, Ltd. (3.89%), Resona Kessai Service Co., Ltd. (3.52%) (as of March 2004)	
Fiscal year ended	March	
Number of employees	407 (as of March 2004)	
Number of offices	19 in major cities in Japan	
Major businesses	• Leasing business • Installment sales business • Other financial business	
Major operational results	Fiscal year ended March 2003	Fiscal year ended March 2004
Operating income	266.8 billion yen	172.4 billion yen
Operating profits	9.3 billion yen	7 billion yen
Net operating income	10.5 billion yen	5.9 billion yen
Net income	2 billion yen	2 billion yen
Total assets	662.2 billion yen	613 billion yen
Total shareholders' equity	13.4 billion yen	17.7 billion yen
Dividend per share	-	2 yen

Exhibit A -2

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Launches New Individual Annuity Insurance "*PowerLife*"

- Yen-denominated fixed-rate annuity with term of 10 years -

Tokyo (Wednesday, January 19, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of sales of "*PowerLife*" newly developed by MassMutual Life Insurance Company from January 20, 2005.

This individual annuity insurance is designed for customers planning to steadily increase their wealth for the purpose of establishing a life plan for post-retirement years. This product is denominated in yen with a tenure of 10 years, and with its fixed rate it enables customers to secure the retirement financial plan as of 10 years later. By agreeing with the "market value adjustment method" during the term of the product, customers can expect higher rates. The rate of return applicable to policyholders who enter into the agreement from January 20 to 31, 2005 will be 1.3% p.a. (※1). As to the method of receiving funds when the term of the product expires, the policyholder may select any of the following alternatives: 1) perpetual annuity with guaranteed amount, 2) perpetual annuity with guaranteed period, 3) defined benefit, or 4) lump sum receipt. Shinsei Bank expects that this product can meet the need to reduce apprehension of declining public pension benefits caused by an aging population and declining birthrate. The pension can be smoothly transferred to the bereaved family by a new type of special agreement on payment of a survivor's annuity.
(See Attachment 1 for plan and product summary.)

Aiming to support a colorful life for its customers, Shinsei Bank has been continuously offering products and services that meet various needs of customers of different ages. *PowerLife* is a product designed to satisfy customers who want to live an enriched and a comfortable post-retirement. The yen-denominated fixed annuity is an area where customer needs are expanding. By adding *PowerLife* to its product lineup, Shinsei Bank has strengthened its capability to address customer needs more closely.

(※1) The rate of return shall be reviewed on the 1st day and 16th day of every month depending upon interest rate conditions.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $58 billion in assets and 29 branches throughout Japan (non-consolidated, as of September 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment 1

"*PowerLife*" Structure Map



Withdrawal of reserves
Expense when contract is made
Reserves
Refund by cancellation
Basic insurance premiums
Single Insurance Premium
Pension Source
Grace period: 10 years
Perpetual annuity with guaranteed amount
Perpetual annuity with guaranteed period
Defined benefit plan
Lump-sum receipt
Contract
Start of receiving pension
Interest rate at which contract is made

Outline of "*PowerLife*"

Product name	Individual annuity insurance with accumulated interest rate linked to floating interest rate (Type B) (Brand name: *PowerLife*)
Underwriting insurance company	MassMutual Life Insurance Company
Age of contract	0 to 80 years (insurance age of the insured)
Payment method	Single premium
Minimum premium	2 million yen or more (in units of 10,000 yen)
Maximum premium	Insurance premium whose annuities amount falls within 30 million yen ※ If age of the insured is 70 and above, insurance premium is within 500 million yen
Type of annuity / Age of annuity payment eligibility (age of the insured)	Annuity certain (10, 15, 20, 30 years) / 10 to 90 years old Annuity with guaranteed payment period (10 years) / 16 to 90 years old Annuity guaranteed for amount / 16 to 90 years old
Deferred period	10 years
Payments of death benefit	Basic sum insured (single premium) or the reserve fund equivalents when the insured dies, or refund equivalents by cancellation, whichever is larger. ※ Minimum guaranteed amount of death benefit: Basic sum insured (worth of single premium)
Annuity payment of death benefit	Annuity for the death benefit of the main policy is to be paid instead of a lump-sum payment by adding a new type of special agreement on a survivor's pension payment plan, and upon the policyholder's prior application or death benefit receiver's application. (Type of annuity: Annuity certain of 5, 10, 20, 30, 36 years)
Death lump-sum with annuitization	In case of an annuity guaranteed for amount, an annuity for the death benefit is to be paid instead of a lump-sum payment by adding a new type of survivor's pension rider, and upon the annuitant's prior application or death benefit receiver's application. (Type of annuity: Annuity certain of 5, 10, 20, 30, 36 years)
Market value adjustment	A market price adjustment shall be applied to cancellation and lump-sum payments for the entire period after a contract is made.
Withdrawal of reserve funds	When reserves exceed basic insurance premiums, the excess amount alone may be withdrawn from reserve funds without market price adjustment only on the day corresponding to the contract date before pension payment is commenced.

Attachment 2

■ Individual annuities provided by Shinsei Bank

[Variable individual annuities]

- "*New Adagio VA*" variable individual annuity type II 2003 (Hartford Life Insurance K.K.)
- "*ManuSolution*" Variable individual annuities (Manu Life Insurance Company)
- "*Platinum Life Avancer*" variable individual annuity (20% of additional insurance type for damage 2004) (ALICO Japan)

[Fixed amount individual annuities]

- "*MassFreedom*" single premium fixed insurance (MassMutual Life Insurance Company)
- "*PowerLife*" individual annuity insurance with accumulated interest rate linked to floating interest rate (Type B) (MassMutual Life Insurance Company)
- "*SiriusDual*" US dollar/Euro-denominated individual annuity insurance (ALICO Japan)
- "*Sonata*" floating accumulation interest rate individual annuity insurance yen-denominated type-II (Hartford Life Insurance K.K.)

■ MassMutual Life Insurance Company

MassMutual Life Insurance Company (Head Office: Shibuya, Tokyo, Representative Director Shuzo Hirano) began its business in Japan in August 2001 as a member of Mass Mutual Financial Group, a U.S. integrated financial group. Total company assets as of the end of September 2004 stood at 506.2 billion yen, with capital of 14.5 billion yen. The company is assigned an AA- insurer financial strength rating (as of September 2004) by Standard & Poor's (S&P). MassMutual Financial Group is a leading company in finance and insurance business, and a core company of the Group is Massachusetts Mutual Life Insurance Company established in 1851 in the State of Massachusetts in the U.S.

Exhibit A-3


INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release



Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Capital Enhancement and Reduction of Aplus, Consolidated Subsidiary of Shinsei Bank, and Underwritten of Aplus Preferred Shares

Tokyo (Monday, January 24, 2005) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced that its Board of Directors today agreed to submit a resolution of 241 billion yen of third-party allotment of preferred shares and capital reduction to its extraordinary shareholders meeting scheduled on February 24, 2005. (See the attached for details.)

Shinsei Bank also announced that YMS 6 Co., Ltd., a consolidated subsidiary of Shinsei Bank, would underwrite Aplus' preferred shares (class D and E).

Shares to be underwritten:

Class D:	27,000 thousand preferred shares: Face value of 54 billion yen
Class E:	71,000 thousand preferred shares: Face value of 142 billion yen

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $58 billion in assets and 29 branches throughout Japan (non-consolidated, as of September 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

This is the English translation of the material originally prepared in Japanese.

January 24, 2005

For immediate release

Company Name: Aplus Co., Ltd.
Representative: Director & President Junji Sugiyama
Code No.: 8589 (OSE / First Section)
Head Office: 1-9, Minami-Senba 4-chome, Chuo-ku, Osaka City
Listing Stock Exchange: Osaka Stock Exchange / First Section
Inquiry to: Shuji Kagotani, Executive Officer
TEL (06)-6245-7952 (direct)

Notice on Issuance of New Shares by Third-Party Allotment and Capital Reduction

Aplus Co., Ltd. ("Aplus" or "the company") today announced that at the board of directors' meeting held today, the board of directors of the company made a resolution on the submission of the issuance of new shares by a third-party allotment and capital reduction to an extraordinary general meeting of shareholders to be held on February 24, 2005, as mentioned below.

I. Issuance of New Shares by Third-Party Allotment

Two types of preferred shares are to be issued for the new shares. The issuance of these preferred shares is premised on the resolution and approval concerning a change in the Articles of Incorporation and the said issuance at the extraordinary general meeting of shareholders to be held on February 24, 2005.

1-(1) Summary of New Share Issuance

(a) Type/ name of shares to be issued: Aplus Class D preferred shares
(hereinafter referred to as "Class D Preferred Shares")
(b) Number of shares issued: 49,000,000 shares
(c) Issuing price: 2,000 yen per share
(d) Total amount of issuance: 98,000,000,000 yen
(e) Amount appropriated to capital: 49,000,000,000 yen
(f) Subscription date: February 28, 2005
(g) Closing date / effective date: February 28, 2005
(h) Companies to which the shares are allocated and the number of shares are as follows:

Company	Number of shares
YMS 6 Co., Ltd.	27,000,000
The Sumitomo Trust & Banking Co., Ltd.	10,000,000
Daido Life Insurance Company	5,000,000
Sumitomo Mitsui Banking Corporation	2,500,000
Axa Group Life Insurance Company Limited	1,750,000
The Gibraltar Life Insurance Co., Ltd.	1,750,000
The Prudential Life Insurance Company Ltd.	750,000
Yamato Life Insurance Co.	250,000

1-(2) Summary of New Share Issuance

(a) Type/ name of shares to be issued: Aplus Class E preferred shares
(hereinafter referred to as "Class E Preferred Shares")
(b) Number of shares issued: 71,500,000 shares
(c) Issuing price: 2,000 yen per share
(d) Total amount of issuance: 143,000,000,000 yen
(e) Amount appropriated to capital: 71,500,000,000 yen
(f) Subscription date: February 28, 2005

This is the English translation of the material originally prepared in Japanese.

(g) Closing date / effective date: February 28, 2005

(h) Companies to which the shares are allocated and the number of shares are as follows:

Company	Number of shares
YMS 6 Co., Ltd.	71,000,000 shares
Daido Life Insurance Company	500,000 shares

2. Change in the total number of shares outstanding by this capital increase

(1) Total number of issued and outstanding shares at present:

Common shares: 193,474,018 shares
Class A Preferred Shares: 5,000,000 shares
Class B Preferred Shares: 10,000,000 shares
Class C Preferred Shares: 15,000,000 shares

(2) Number of shares increased by capital increase:

Class D Preferred Shares: 49,000,000 shares
Class E Preferred Shares: 71,500,000 shares

(3) Total number of issued and outstanding shares after capital increase:

Common shares: 193,474,018 shares
Class A Preferred Shares: 5,000,000 shares
Class B Preferred Shares: 10,000,000 share
Class C Preferred Shares: 15,000,000 shares
Class D Preferred Shares: 49,000,000 shares
Class E Preferred Shares: 71,500,000 shares

3. Reasons for capital increase and purpose of funds, etc.

(1) Reasons for capital increase
To compensate for loss of capital and to further strengthen the capital base

(2) Purpose of funds raised by capital increase
To repay borrowing and to raise working capital

4. Equity finance in the past 3 years, etc.

Date / contents	Increase / decrease	Capital after capital increase/decrease	Remarks
August 1, 2002 【Capital reduction】	(16,150) million yen	16,150 million yen	1-for-2 reverse stock split
August 27, 2002 【Capital increase by third-party allotment】	30,000 million yen	31,150 million yen	Capital increase by preferred shares (15,000 million yen was appropriated to capital reserves)
September 28, 2004 【Capital increase by third-party allotment】	34,995 million yen	48,648 million yen	Capital increase by common shares (17,497 million yen was appropriated to capital reserves)

This is the English translation of the material originally prepared in Japanese.

5. Profile of the companies to which the new shares are to be allocated, the number of such shares and so forth (* The status of equity holdings in the company as the end of September 2004)

Name	YMS 6 Co., Ltd.	The Sumitomo Trust & Banking Co., Ltd.
Principal office	1-18-6, Shinbashi, Minato-ku, Tokyo	4-5-33, Kitahama, Chuo-ku, Osaka-shi
Number of shares	Class D Preferred Shares: 27,000,000 shares Class E Preferred Shares: 71,000,000 shares	Class D Preferred Shares: 10,000,000 shares
Amount	Class D Preferred Shares: 54 billion yen Class E Preferred Shares: 142 billion yen	20 billion yen
Relationship with the company	(Investment) Holding 129,653,631 common shares of the company Holding 5,000,000 shares of Class A Preferred Shares Holding 10,000,000 shares of Class B Preferred Shares Holding 15,000,000 shares of Class C Preferred Shared (Transactions) None (Personnel relations) None	(Investment) The company holds 185,000 common shares of Sumitomo Trust & Banking Co., Ltd. (Transactions) Lending to the company (Personnel relations) None

Name	Daido Life Insurance Company	Sumitomo Mitsui Banking Corporation	Axa Group Life Insurance Company Limited
Principal office	2-7-4, Nihonbashi, Chuo-ku, Tokyo	1-1-2, Yurakucho, Chiyoda-ku, Tokyo	1-2-19, Higashi, Shibuya-ku, Tokyo
Number of shares	Class D Preferred Shares: 5,000,000 shares Class E Preferred Shares: 500,000 shares	Class D Preferred Shares: 2,500,000 shares	Class D Preferred Shares: 1,750,000 shares
Amount	Class D Preferred Shares: 10 billion yen Class E Preferred Shares: 1 billion yen	5 billion yen	3.5 billion yen
Relationship with the company	(Investments) Holding 1,328,500 common shares of the company (Transactions) Lending to the company (Personnel relations) None	(Investments) Holding 1,141,331 common shares of the company (Transactions) Lending to the company (Personnel relations) None	(Investments) None (Transactions) Affiliated loan transaction (Personnel relations) None

Name	The Gibraltar Life Insurance Co., Ltd.	The Prudential Life Insurance Company Ltd.	Yamato Life Insurance Co.
Principal office	2-13-10, Nagata-cho, Chiyoda-ku, Tokyo	2-13-10, Nagata-cho, Chiyoda-ku, Tokyo	1-1-7, Uchisaiwai-cho, Chiyoda-ku, Tokyo
Number of shares	Class D Preferred Shares: 1,750,000 shares	Class D Preferred Shares: 750,000 shares	Class D Preferred Shares: 250,000 shares
Amount	3.5 billion yen	1.5 billion yen	0.5 billion yen
Relationship with the company	(Investments) None (Transactions) Affiliated loan transaction (Personnel relations) None	(Investments, transactions, personnel relations) None	(Investments, transactions, personnel relations) None

This is the English translation of the material originally prepared in Japanese.

II. Capital Reduction

1. Content

Reduction of capital and capital reserves (to be submitted to the extraordinary general meeting of shareholders to be held on February 24, 2005)

2. Purpose

The company has made a total business/capital tie-up with Shinsei Bank, Limited (announced on September 3, 2004) and implemented measures such as the "sale and split of non-core businesses," "application of accounting standards and policies in conformity to those of Shinsei Bank" and so forth. As a result of the measures taken based on the above, the company had an unappropriated deficit of 263.4 billion yen by posting a large amount of net loss in the interim term of the fiscal year ending March 2005. Present capital reduction is expected to be used to compensate for the unappropriated deficit in the said interim term.

3. Summary

(1) Capital Reduction

(a) Amount of Capital to be Reduced

Capital is expected to be reduced by 154,148,314,008 yen from 169,148,314,008 yen to 15,000,000,000 yen.

(b) Method of Capital Reduction

Instead of changing the total number of shares outstanding, the amount of capital is expected to be reduced (formal capital reduction).

(2) Reduction of Capital Reserves

Pursuant to the provisions of Paragraph 2 of Article 289 of the Commercial Code, capital reserves of 149,247,993,545 yen which were accumulated in excess of the equivalent of one-forth of capital (15,000,000,000 yen) are to be fully reduced. 109,306,258,969 yen of this amount is to be appropriated to cover the deficit and the difference of 39,941,734,576 yen is to be appropriated to other capital surplus.

* This capital reduction is premised on an increase in capital and capital reserves to be effected by capital increases by the third-party allotment implemented by the issuance of the aforementioned "Class D Preferred Shares" and "Class E Preferred Shares."

4. Scheduled Capital Reduction (planned)

(1) Resolution date at the general meeting of shareholders:	February 24, 2005
(2) Creditors' exception notification date:	February 25, 2005
(3) Effective date:	March 26, 2005

This is the English translation of the material originally prepared in Japanese.

5. Capital Increase and Capital Reduction Flow (on a non-consolidated basis)

* The flow chart is prepared based at the end of September 2004.

(Unit: billion yen)	September 30, 2004	Capital Enhancement (Planned on Feb. 28, 2005)	After Capital Enhancement (Planned on Feb. 28, 2005)	Capital Reduction (Planned on March 26, 2005)	After Capital Reduction (Planned on March 26, 2005)
Capital	48.6	120.5	169.1	(154.1)	15.0
Capital surplus	32.5	120.5	153.0	(109.3)	43.7
Capital reserve	32.4	120.5	153.0	(149.2)	3.8
Other	0.0	0.0	0.0	39.9	39.9
Retained earnings	(263.4)		(263.4)	263.4	0.0
Retained earnings	0.0		0.0	0.0	0.0
Interim Net Loss	(263.4)		(263.4)	263.4	0.0
MTM Securities	0.7		0.7		0.7
Treasury Stock	(0)		-		-
Total Capital	(181.6)	241.0	59.4	0.0	59.4

Covering deficit

Exhibit A-4

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Third Quarter Financial Results for Fiscal Year 2004

Tokyo (Thursday, January 27, 2005) -- Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results as of December 31, 2004 and nine-month period ended (Three Quarter FY2004, "3Q-FY2004"). All figures are unaudited.

3Q-FY2004 Financial Highlights
(All figures compare to nine-month period of FY2003 ("3Q-FY2003"))

- Consolidated revenue grew 28.5% to 116.6billion yen (management accounting basis)
- Consolidated reported net income grew 10.4% to 53.1billion yen
- Consolidated cash basis net income grew 19.7% to 57.6 billion yen
- Non-interest income as a percentage of total revenue increased to 63% from 55% (management accounting basis)
- *Problem claims to total claims decreased to 1.98% (non-consolidated) as of December, 2004*

1. Results of Operations:

Shinsei Bank reported consolidated net income of 53.1 billion yen for 3Q-FY2004, an increase of 10.4% compared to 3Q-FY2003, representing 81.8% of the annual forecast of 65.0 billion yen. Diluted earnings per share for the period were 27.60 yen.

For the 3Q-FY2004, consolidated revenue increased 28.5% to 116.6 billion yen. Non-interest income increased to 73.3 billion yen from 50.0 billion yen in 3Q-FY2003. Non-interest income now represents 63% of total revenue. Consolidated net operating income for the period was 40.8 billion yen. Asset quality improved further as the Bank recorded a credit recovery of 11.4 billion yen for 3Q-FY2004.

Shinsei Bank's consolidated cash basis net income, excluding the amortization of total intangibles was 57.6 billion yen for the period, an increase of 19.7% compared to 3Q-FY2003.

2. Financial Condition:

At the end of 3Q-FY2004, Shinsei Bank's loan balance stood at 3,110.8 billion yen, an increase of 36.2 billion yen compared to the end of September 2004, reflecting growth in retail housing loans and increase in consolidated subsidiaries' lending. Total assets decreased by 445.6 billion yen to 7,879.7 billion yen compared to the end of September 2004, primarily by the decrease of customers' liabilities for acceptances and guarantees for 179.5 billion yen recorded at Aplus, a consolidated subsidiary.

Total deposits increased by 79.9 billion yen to 3,248.7 billion yen during the same period from September to December 2004, primarily due to strong sales of structured deposits in retail business, represented by the "Powered One" time deposit. Total debentures and corporate bonds decreased by 39.2 billion yen to 1,323.5 billion yen. Total shareholders' equity increased by 10.1 billion yen to 773.8 billion yen.

3. Asset Quality (non-consolidated):

At the end of 3Q-FY2004, total problem claims were 71.1 billion yen, a decline of 2.5 billion yen from the end of September 2004. This represents 1.98% of total claims outstanding at the end of 3Q-FY2004.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of operations

(billions of yen)

	for the nine months ended		Change		for the six months ended
	Dec. 2004 (Unaudited)	Dec. 2003 (Unaudited)			Sep. 2004
	a	b	a-b	%	
Total revenue *1	**116.6**	90.7	25.9	28.5%	72.8
Net interest income	**43.3**	40.7	2.6	6.4%	25.3
General and administrative expenses *1	**67.4**	50.7	16.7	32.9%	38.5
Net business profit (*jisshitsu gyomu jun-eki*) *1	**49.2**	40.0	9.2	23.0%	34.3
Net operating income	**40.8**	36.4	4.4	12.2%	28.5
Reported net income	**53.1**	48.1	5.0	10.4%	40.7
Cash basis net income *2	**57.6**	48.1 *3	9.5	19.7%	

*1 Based on the management accounting basis

*2 Exclude the amortization of total intangibles recorded through Aplus' transaction

*3 Assuming reported net income is equal to cash basis net income for the nine months ended December 2003

Credit costs	**(7.2)**	(9.8)	2.6	(26.5)%	(10.6)
Reserve for credit losses	**(11.4)**	(11.1)	(0.3)	2.7%	(12.7)

Balance Sheet data

(billions of yen)

	as of the end of		Change		as of the end of
	Dec. 2004 (Unaudited)	Sep. 2004			Mar. 2004
	a	b	a-b	%	
Total assets	**7,879.7**	8,325.3	(445.6)	(5.4)%	6,343.7
Cash and due from banks	**227.6**	468.9	(241.2)	(51.4)%	312.7
Trading assets	**187.1**	443.6	(256.5)	(57.8)%	635.0
Securities	**1,620.0**	1,339.8	280.1	20.9%	1,483.2
Loans and bills discounted	**3,110.8**	3,074.6	36.2	1.2%	3,047.0
Intangible assets *	**68.2**	70.2	(1.9)	(2.7%)	-
Consolidation goodwill, net	**195.1**	200.8	(5.6)	(2.8)%	-
Customers' liabilities for acceptances and guarantees	**1,058.2**	1,237.8	(179.5)	(14.5%)	38.3
Total liabilities	**7,104.2**	7,560.6	(456.3)	(6.0%)	5,612.7
Deposits (including NCDs)	**3,248.7**	3,168.8	79.9	2.5%	2,734.4
Debentures and corporate bonds	**1,323.5**	1,362.7	(39.2)	(2.9%)	1,388.6
Call money	**42.5**	173.3	(130.8)	(75.5)%	112.5
Minority interests in subusidiaries	**1.6**	1.0	0.5	50.0%	0.9
Total shareholders' equity	**773.8**	763.7	10.1	1.3%	730.0

* Identified intangible assets of Aplus acquisition

Per share data

(yen)

	for the nine months ended	for the fiscal year ended
	Dec. 2004 (Unaudited)	Mar. 2004
Common shareholder's equity	**321.66**	287.94
Basic net income	**37.73**	46.03
Diluted net income	**27.60**	32.75

Items pertaining to preparation of quarterly financial data

(1) Adoption of simplified accounting methods

・The reserve for credit losses is stated based on the self-assessment as of the base date, except for reserves for certain other assets and those set aside by subsidiaries, and the loss ratios on loans are calculated based on the actual loss ratios as of the end of the previous half year.

・Corporate income taxes have been computed based on the statutory effective tax rate. The tax effects have, in principle, not been reviewed since the end of the previous half year except for those related to unrealized gains or losses on securities available-for-sale securities.

(2) Change in accounting policies

・The depreciation method of computers (ATMs,etc.) other than personal computers has been changed from the declining-balance method to the straight-line method to ensure a reasonable correlation with profits. As a result, operating expenses decreased by 264 million yen for the nine months ended December 31, 2004.

(3) Changes in scope of consolidation and equity-method affiliates

Consolidated subsidiaries	(Addition) 21	(Exclusion) 2
Equity-method affiliates	(Addition) 2	(Exclusion) 0

Projections for Fiscal Year 2004 Results

(Consolidated) *(billions of yen)*

	for the fiscal year ended	
	Mar. 2005 Projection	Mar. 2004 Actual
Net operating income	**64.0**	47.3
Reported net income	**65.0**	66.4
Cash basis net income *	**74.0**	66.4

* Exclude the amortization of total intangibles recorded through Aplus' transaction (no amortization in the fiscal year ended March 2004).

(Non-consolidated) *(billions of yen (other than dividends))*

	for the fiscal year ended	
	Mar. 2005 Projection	Mar. 2004 Actual
Net business profit	**56.0**	47.4
Net operating income	**52.0**	44.8
Net income	**66.0**	65.3
Dividends (in yen)		
Common stock	**2.58**	2.22
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

* Revitalization basis

Above projections are based on information, which is available at this moment, and assumptions of uncertain factors, which may have an influence on future operating results. Actual results may differ materially from these projections, depending on future events.

Consolidated Balance Sheets

-- Assets

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**227,654**	312,709	-85,055	-27.2%
Call loans and bills bought	**138,000**	-	138,000	100.0%
Collateral related to securities borrowing transactions	**42,856**	18,121	24,735	136.5%
Other monetary claims purchased	**245,998**	246,987	-989	-0.4%
Trading assets	**187,118**	635,096	-447,978	-70.5%
Monetary assets held in trust	**326,000**	242,750	83,250	34.3%
Securities	**1,620,000**	1,483,234	136,766	9.2%
Loans and bills discounted	**3,110,887**	3,047,042	63,845	2.1%
Foreign exchanges	**9,143**	9,490	-347	-3.7%
Other assets	**764,421**	375,075	389,346	103.8%
Premises and equipment	**106,123**	89,703	16,420	18.3%
Deferred discounts on and issuance expenses for debentures	**262**	179	83	46.4%
Deferred discounts on and issuance expenses for corporate bonds	**5**	-	5	100.0%
Deferred tax assets	**25,259**	22,941	2,318	10.1%
Consolidation goodwill,net	**195,194**	-	195,194	100.0%
Customers' liabilities for acceptances and guarantees	**1,058,264**	38,339	1,019,925	2660.3%
Reserve for credit losses	**-177,462**	-177,916	454	-0.3%
Total assets	**7,879,730**	6,343,755	1,535,975	24.2%
US$ / yen	**@104.2**	@105.70		

Consolidated Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits	**2,864,212**	2,263,421	600,791	26.5%
Negotiable certificates of deposit	**384,579**	471,068	-86,489	-18.4%
Debentures	**1,292,231**	1,388,696	-96,465	-6.9%
Call money and bills sold	**42,511**	112,559	-70,048	-62.2%
Payables under repurchase agreements	**16,981**	445,634	-428,653	-96.2%
Collateral related to securities lending transactions	**20,093**	29,275	-29,275	-100.0%
Commercial paper	**16,900**	-	16,900	100.0%
Trading liabilities	**72,656**	92,231	-19,575	-21.2%
Borrowed money	**659,459**	334,416	325,043	97.2%
Foreign exchanges	**10**	4	6	150.0%
Corporate bonds	**31,293**	-	31,293	100.0%
Other liabilities	**623,066**	424,899	198,167	46.6%
Accrued employees bonuses	**7,201**	8,722	-1,521	-17.4%
Reserve for retirement benefits	**775**	629	146	23.2%
Reserve for loss on disposition of premises and equipment	**153**	-	153	100.0%
Reserve for loss on sale of bonds	**-**	1,918	-1,918	-100.0%
Reserve under special law	**0**	0	-	-
Deferred tax liabilities	**13,839**	42	13,797	32850.0%
Consolidation negative goodwill	**-**	915	-915	-100.0%
Acceptances and guarantees	**1,058,264**	38,339	1,019,925	2660.3%
Total liabilities	**7,104,231**	5,612,776	1,491,455	26.6%
Minority interests in subsidiaries	**1,621**	977	644	65.9%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Retained earnings	**296,798**	250,737	46,061	18.4%
Net unrealized gains on securities available-for-sale, net of taxes	**4,694**	7,154	-2,460	-34.4%
Foreign currency translation adjustments	**2,533**	2,255	278	12.3%
Treasury stock, at cost	**-4**	-1	-3	300.0%
Total shareholders' equity	**773,876**	730,000	43,876	6.0%
Total liabilities, minority interest in subsidiaries and shareholders' equity	**7,879,730**	6,343,755	1,535,975	24.2%
US$ / yen	@104.2	@105.70		

Consolidated Statements of Income

(millions of yen)

	3Q/FY'04 a	FY'03 b
Operating income	**174,094**	172,359
Interest income	**68,610**	89,192
Interest on loans and discounts	51,972	64,312
Interest and dividends on securities	10,245	15,917
Fees and commissions (income)	**34,629**	26,193
Trading revenue	**19,700**	3,080
Other business income	**28,008**	23,743
Other operating income	**23,144**	30,149
Operating expenses	**133,230**	124,967
Interest expenses	**25,307**	32,009
Interest on deposits	10,259	12,038
Interest on debentures	4,756	9,135
Fees and commissions (expense)	**9,360**	7,249
Trading expenses	**-**	365
Other business expenses	**14,706**	2,482
General and administrative expenses	**68,278**	70,178
Other operating expenses	**15,577**	12,683
Net operating income	**40,864**	47,391
Extraordinary income	**11,954**	23,320
Extraordinary expenses	**625**	1,804
Income before income taxes and minority interests	**52,193**	68,907
Income taxes (current)	**1,344**	1,463
Income taxes (deferred)	**-2,237**	1,111
Minority interests in net loss of subsidiaries	**-106**	-71
Net income	**53,193**	66,404

in billions of yen

(Ref.) Net business profit (*jisshitsu gyomu jun-eki*) *	**49.2**	55.1
US$ / yen	**@104.2**	@105.70

* Management accounting basis, including income from investment in monetary assets held in trust

Consolidated Statements of Capital Surplus and Retained Earnings

For the nine-month period ended December 31, 2004 and for the year ended March 31, 2004

(millions of yen)

	For the nine-month period ended December 31, 2004 (Unaudited)	For the year ended March 31, 2004
[Capital surplus]		
Balance at beginning of period/year	**18,558**	18,558
Balance at end of period/year	**18,558**	18,558
[Retained earnings]		
Balance at beginning of period/year	**250,737**	194,666
Increase	**53,193**	66,404
Net income	**53,193**	66,404
Decrease	**7,133**	10,333
Dividends paid	**7,133**	10,333
Balance at end of period/year	**296,798**	250,737

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(millions of yen)

	Dec. 30, 2004 (9 months) (Unaudited)	Dec. 30, 2003 (9 months) (Unaudited)	September 30, 2004 (6 months)	March 31, 2005 (1 year) (Projection)
Gross business profit *(gyomu sorieki)**	**92,347**	79,723	64,845	-
Net interest income	**41,084**	41,002	25,516	-
General & administrative expenses	**52,916**	47,728	35,587	-
Net business profit *(jisshitsu gyomu jyun-eki)**	**39,430**	31,995	29,258	56,000
Net operating income *(keijou rieki)*	**38,182**	32,447	24,621	52,000
Net income	**54,274**	42,441	37,296	66,000

Net credit recoveries	**(13,722)**	(6,588)

(*) Includes income from monetary assets held in trust of 15,593 million yen for the interim period ended Sep. 30, 2004, 22,319 million yen for the nine months ended Dec. 31, 2004 and 20,522 million yen for the previous nine months ended Dec. 31, 2003.

2. Problem Claims

(i) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen , %)

	As of Dec. 31, 2004 (Unaudited) a	As of Sep. 30, 2004 (Unaudited) b	Change a-b	As of Mar. 31, 2004
Claims against bankrupt and quasi-bankrupt obligors*	**10,380**	9,994	386	11,149
Doubtful claims	**54,278**	57,045	(2,767)	68,891
Substandard claims	**6,500**	6,670	(170)	17,286
Total (A)	**71,158**	73,711	(2,553)	97,327
Total claims (B)	**3,600,765**	3,672,282	(71,517)	3,501,185
(A) / (B)	**1.98**	2.01	(0.03)	2.78

* The amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totals 9,412 million yen, 9,399 million yen and 9,344 million yen as of Dec. 31, 2004, Sep. 30, 2004, and Mar. 31, 2004 respectively.

(ii) Risk Monitored Loans

(Consolidated)

(millions of yen , %)

	As of Dec. 31, 2004 (Unaudited) a	As of Sep. 30, 2004 (Unaudited) b	Change a-b	As of Mar. 30, 2004
Loans to bankrupt obligors	**8,661**	7,806	855	7,960
Non-accrual deliquent loans	**58,203**	61,326	(3,123)	69,531
Loans past due three months or more	**4,807**	4,895	(88)	8,202
Restructured loans	**22,900**	22,912	(12)	9,232
Total (A)	**94,573**	96,941	(2,368)	94,927
Loans and bills discounted (B)	**3,110,887**	3,074,644	36,243	3,047,042
(A) / (B)	**3.04**	3.15	(0.11)	3.12
Reserve for credit losses (C)	**177,462**	157,597	19,865	177,916
Reserve ratios (C) / (A)	**187.64**	162.57	25.08	187.42

(Non-consolidated) *(millions of yen , %)*

	As of Dec. 31, 2004 (Unaudited) a	As of Sep. 30, 2004 (Unaudited) b	Change a-b	As of Mar. 30, 2004
Loans to bankrupt obligors	**8,138**	7,246	892	7,545
Non-accrual deliquent loans	**54,541**	57,797	(3,256)	68,610
Loans past due three months or more	**3,171**	3,271	(100)	8,202
Restructured loans	**3,329**	3,399	(70)	9,083
Total (A)	**69,180**	71,715	(2,535)	93,441

Loans and bills discounted (B)	**3,285,940**	3,372,519	(86,579)	3,217,804
(A) / (B)	**2.11**	2.13	(0.02)	2.90

Reserve for credit losses (C)	**156,025**	158,652	(2,627)	177,960
Reserve ratios (C) / (A)	**225.53**	221.23	4.31	190.45

3. Securities

(Consolidated)

As of December 31, 2004 (Unaudited) *(millions of yen)*

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic) *	**7,158**	**493**	**573**	**79**
Bonds (domestic)	**1,307,326**	**791**	**1,041**	**250**
Other **	**93,463**	**1,366**	**2,209**	**843**
Total	**1,407,948**	**2,651**	**3,825**	**1,173**

As of September 30, 2004 *(millions of yen)*

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic) *	8,172	1,160	1,165	5
Bonds (domestic)	1,037,795	53	800	747
Other **	121,055	4,607	5,500	893
Total	1,167,023	5,821	7,466	1,645

(Non-consolidated)

As of December 31, 2004 (Unaudited) *(millions of yen)*

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**2,364**	**327**	**342**	**14**
Bonds (domestic)	**1,307,328**	**790**	**1,040**	**250**
Other *	**89,934**	**1,366**	**2,209**	**843**
Total	**1,399,627**	**2,484**	**3,593**	**1,108**

As of September 30, 2004 *(millions of yen)*

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	2,638	1,160	1,165	5
Bonds (domestic)	1,036,798	(2)	744	746
Other *	117,712	4,607	5,500	893
Total	1,157,149	5,765	7,410	1,645

* Exclude unrealized gain/loss of securities of subsidiaries and affiliates with market value of 5,208 million yen

** "other" mainly consists of foreign securities.

4. Notional principal amount with derivatives qualifying hedge accounting

(Consolidated) *(billions of yen)*

	As of Dec. 31, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	**41.0**	**48.6**	**4.1**	**93.8**
Receive floating and pay fixed	**13.9**	**0.2**	**-**	**14.2**
Receive floating and pay floating	**-**	**0.5**	**-**	**0.5**
Total contract amount	**54.9**	**49.4**	**4.1**	**108.5**
Currency swaps				
Total contract amount	**149.0**	**27.1**	**-**	**176.1**

(billions of yen)

	As of September 30, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	45.2	59.7	4.6	109.6
Receive floating and pay fixed	13.1	4.1	7.7	25.0
Receive floating and pay floating	-	0.5	-	0.5
Total contract amount	58.4	64.4	12.3	135.2
Currency swaps				
Total contract amount	131.4	62.8	4.9	199.3

(Non-consolidated) *(billions of yen)*

	As of Dec. 31, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	**41.0**	**48.6**	**0.5**	**90.2**
Receive floating and pay fixed	**13.9**	**0.2**	**-**	**14.2**
Receive floating and pay floating	**-**	**0.5**	**-**	**0.5**
Total contract amount	**54.9**	**49.4**	**0.5**	**104.9**
Currency swaps				
Total contract amount	**149.0**	**27.1**	**-**	**176.1**

(billions of yen)

	As of September 30, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	45.2	59.7	0.5	105.5
Receive floating and pay fixed	13.1	4.1	7.7	25.0
Receive floating and pay floating	-	0.5	-	0.5
Total contract amount	58.4	64.4	8.2	131.1
Currency swaps				
Total contract amount	131.4	62.8	4.9	199.3

5. Balance of deposits

(Non-consolidated) *(millions of yen)*

	As of Dec. 31, 2004 (Unaudited)	As of Sep. 30, 2003 (Unaudited)	As of Mar. 31, 2004
Balance of deposits (including NCDs)	**3,466,919**	3,238,229	2,778,482
Balance of deposits from individuals	**2,123,767**	1,972,565	1,578,579

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**173,649**	305,563	-131,914	-43.2%
Call loans	**138,000**	-	138,000	100.0%
Collateral related to securities borrowing transactions	**42,856**	18,121	24,735	136.5%
Other monetary claims purchased	**87,569**	91,286	-3,717	-4.1%
Trading assets	**181,617**	633,488	-451,871	-71.3%
Monetary assets held in trust	**355,781**	355,327	454	0.1%
Securities	**1,679,146**	1,508,204	170,942	11.3%
Loans and bills discounted	**3,285,940**	3,217,804	68,136	2.1%
Foreign exchanges	**9,143**	9,490	-347	-3.7%
Other assets	**366,586**	334,547	32,039	9.6%
Premises and equipment	**26,575**	24,123	2,452	10.2%
Deferred discounts on and issuance expenses for debentures	**263**	166	97	58.4%
Deferred tax assets	**24,157**	21,790	2,367	10.9%
Customers' liabilities for acceptances and guarantees	**57,415**	64,358	-6,943	-10.8%
Reserve for credit losses	**-156,025**	-177,960	21,935	-12.3%
Total assets	**6,272,678**	6,406,313	**-133,635**	**-2.1%**
US$ / yen	**@104.20**	@105.70		

Non-Consolidated Balance Sheets

-- Liabilities and shareholders' equity

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits	**3,082,339**	2,307,413	774,926	33.6%
Negotiable certificates of deposits	**384,579**	471,068	-86,489	-18.4%
Debentures	**1,297,271**	1,362,261	-64,990	-4.8%
Call money	**42,511**	112,559	-70,048	-62.2%
Payable under repurchase agreements	**16,981**	445,634	-428,653	-96.2%
Collateral related to securities lending transactions	**20,093**	29,275	-9,182	-31.4%
Trading liabilities	**69,882**	90,336	-20,454	-22.6%
Borrowed money	**294,440**	335,311	-40,871	-12.2%
Foreign exchanges	**274**	280	-6	-2.1%
Other liabilities	**226,684**	449,169	-222,485	-49.5%
Accrued employees bonuses	**5,583**	6,971	-1,388	-19.9%
Reserve for retirement benefits	**603**	473	130	27.5%
Reserve for loss on disposition of premises and equipment	**153**	-	153	100.0%
Reserve for loss on sale of bonds	**-**	1,918	-1,918	-100.0%
Acceptances and guarantees	**57,415**	64,358	-6,943	-10.8%
Total liabilities	**5,498,814**	5,677,033	**-178,219**	**-3.1%**
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Additional paid-in capital	**18,558**	18,558	-	-
Retained earnings	**299,449**	252,308	47,141	18.7%
Legal reserve	**6,249**	4,823	1,426	29.6%
Undivided profit at term end	**293,199**	247,485	45,714	18.5%
Net income	**54,274**	65,320	**-11,046**	**-16.9%**
Net unrealized gains on securities available-for-sale, net of taxes	**4,562**	7,118	-2,556	-35.9%
Treasury stock, at cost	**-3**	-1	-2	-200.0%
Total shareholders' equity	**773,864**	729,280	44,584	6.1%
Total liabilities and shareholders' equity	**6,272,678**	6,406,313	**-133,635**	**-2.1%**
US$ / yen	**@104.20**	@105.70		

Non-Consolidated Statements of Income

(millions of yen)

	3Q/FY'04 a	FY'03 b
Operating income	**132,639**	162,890
Interest income	**61,788**	87,833
Interest on loans and discounts	43,891	63,578
Interest and dividends on securities	11,882	16,467
Fees and commissions (income)	**13,740**	18,883
Trading revenue	**18,222**	2,590
Other business income	**8,986**	16,464
Other operating income	**29,901**	37,117
Operating expenses	**94,457**	118,083
Interest expenses	**22,442**	31,715
Interest on deposits	10,289	12,082
Interest on coupon debentures	4,770	8,397
Fees and commissions (expense)	**6,675**	7,138
Trading expenses	**87**	435
Other business expenses	**5,243**	2,388
General and administrative expenses	**53,781**	65,462
Other operating expenses	**6,226**	10,942
Net operating income	**38,182**	44,806
Extraordinary income	**13,824**	23,002
Extraordinary expenses	**594**	1,614
Income before income taxes	**51,413**	66,193
Income taxes (current)	**-2,247**	-1,095
Income taxes (deferred)	**-614**	1,968
Net income	**54,274**	65,320
US$ / yen	**@104.2**	@105.70

Exhibit B-1

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Enters into Sponsorship Agreement with Showa Leasing

Tokyo (Friday, January 14, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has entered into an agreement concerning a capital alliance ("Sponsorship Agreement") with Showa Leasing Co., Ltd. ("Showa Leasing") to acquire a majority interest of Showa Leasing. Shinsei Bank also announced that it has entered into a Business Alliance Agreement with Showa Leasing and Resona Bank, Limited ("Resona Bank").

1. Purpose of the Sponsorship Agreement

Shinsei Bank Group has recently taken steps to expand its non-bank finance business that offers corporate loans to small to medium-sized enterprises through Shinsei Business Finance Co., Ltd.; real estate-secured loans including housing loans through Shinsei Property Finance Co., Ltd.; and consumer installment credit products through Shinsei Sales Finance Co., Ltd. In September 2004, Shinsei Bank Group acquired Aplus Co., Ltd. and established a framework to offer various financial services including installment credit, credit card and consumer finance services.

Showa Leasing, a major leasing company in Japan, possesses a solid nationwide business network focused particularly in the Tokyo metropolitan area including a strong branch system and experienced, knowledgeable personnel. Shinsei Bank obtained an exclusive right of preferential negotiation to acquire a majority interest of Showa Leasing in September 2004, and, as a result of further negotiation, entered into the Sponsorship Agreement. Shinsei Bank is now ready to acquire a majority interest of Showa Leasing pursuant to the Sponsorship Agreement, and is ready to offer leasing services to its broad customer base. A stronger non-bank finance business line is expected to enhance Shinsei Bank's profitability by providing new opportunities for growth, and improve overall business stability by diversification.

Based on the Sponsorship Agreement, Shinsei Bank will determine details of the subscription for new shares of Showa Leasing by way of a third-party allotment.

2. Purpose of the Business Alliance Agreement

Shinsei Bank entered into the Business Alliance Agreement with Resona Bank, currently the main bank of Showa Leasing, to maintain and expand the broad customer base of Showa Leasing. Shinsei Bank considers that it is important to keep its cooperative relationship with Resona Bank for potential cross-selling opportunities.

3. Profile of Showa Leasing

See the Appendix for details.

4. Summary of the Sponsorship Agreement

(1) Subscription for New Shares

A summary of the subscription for new shares ("Subscription") is as follows (Shinsei Bank will determine the details of the subscription at a later time):

- Party to subscribe for shares: consolidated subsidiaries or affiliates of Shinsei Bank
- Type of shares: common shares
- Issue price: 300 yen per share
- Total amount of issue: approximately 65-70billion yen
- Date of payment: the end of March 2005

Shinsei Bank Group intends to bring Showa Leasing into its consolidated group holding over 90% of equity stake of Showa Leasing through the Subscription and the purchase of outstanding shares as described in 4. (2) below.

(2) Purchase of Outstanding Shares

In addition to the Subscription, Shinsei Bank Group intends to purchase a majority of outstanding shares of Showa Leasing from certain existing shareholders.

(3) Timetable for Completion

- The General Meeting of Shareholders of Showa Leasing regarding the Subscription
  : the middle of March 2005
- Implementation of the Subscription
  : the end of March 2005

5. Effect on Future Performance Projections

Because the implementation of the Subscription is scheduled at the end of March 2005, assets and liabilities of Showa Leasing will be reported on Shinsei Bank's balance sheet from the end of March 2005. Shinsei Bank, therefore, does not expect that there will be any effect upon its projections for fiscal year 2004 financial results.

(Reference) Shinsei Bank Projections for Fiscal Year 2004 Results (previously announced on December 20, 2004)

【Consolidated】

	Operating income	Net operating income	Net income(※)
FY2004 full year	250 billion yen	64 billion yen	65 billion yen

(※) Projection of cash basis net income deducting 9 billion yen of intangible amortization from Aplus transaction: 74 billion yen

【Non-consolidated】

	Operating income	Net operating income	Net income
FY2004 full year	180 billion yen	52 billion yen	66 billion yen

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $58 billion in assets and 29 branches throughout Japan (non-consolidated, as of September 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Appendix

Profile of Showa Leasing Co., Ltd.

Company name	Showa Leasing Co., Ltd.	
President	Representative Director and President: Masami Matsushita	
Address	12 Yotsuya 3-chome, Shinjuku-ku, Tokyo	
Established	April 2, 1969	
Paid-in Capital	7.199 billion yen	
Number of shares issued	Common shares: 30,000,000 shares	
Total shareholders' equity	17.752 billion yen (as of March 2004)	
Total assets	613.091 billion yen (as of March 2004)	
Operating income	172.46 billion yen (as of March 2004)	
Net operating income	5.986 billion yen (as of March 2004)	
Major shareholders	Showa Leasing Co., Ltd. employee stock ownership (8.59%), Resona Bank, Limited. (5.0%), ITOCHU Corporation (4.79%), Aozora Bank, Ltd. (4.79%), The Bank of Tokyo-Mitsubishi, Ltd. (3.89%), Resona Kessai Service Co., Ltd. (3.52%) (as of March 2004)	
Fiscal year ended	March	
Number of employees	407 (as of March 2004)	
Number of offices	19 in major cities in Japan	
Major businesses	• Leasing business • Installment sales business • Other financial business	
Major operational results	Fiscal year ended March 2003	Fiscal year ended March 2004
Operating income	266.8 billion yen	172.4 billion yen
Operating profits	9.3 billion yen	7 billion yen
Net operating income	10.5 billion yen	5.9 billion yen
Net income	2 billion yen	2 billion yen
Total assets	662.2 billion yen	613 billion yen
Total shareholders' equity	13.4 billion yen	17.7 billion yen
Dividend per share	-	2 yen

Exhibit B-2

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Launches New Individual Annuity Insurance "*PowerLife*"

- Yen-denominated fixed-rate annuity with term of 10 years -

Tokyo (Wednesday, January 19, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of sales of "*PowerLife*" newly developed by MassMutual Life Insurance Company from January 20, 2005.

This individual annuity insurance is designed for customers planning to steadily increase their wealth for the purpose of establishing a life plan for post-retirement years. This product is denominated in yen with a tenure of 10 years, and with its fixed rate it enables customers to secure the retirement financial plan as of 10 years later. By agreeing with the "market value adjustment method" during the term of the product, customers can expect higher rates. The rate of return applicable to policyholders who enter into the agreement from January 20 to 31, 2005 will be 1.3% p.a. (※1). As to the method of receiving funds when the term of the product expires, the policyholder may select any of the following alternatives: 1) perpetual annuity with guaranteed amount, 2) perpetual annuity with guaranteed period, 3) defined benefit, or 4) lump sum receipt. Shinsei Bank expects that this product can meet the need to reduce apprehension of declining public pension benefits caused by an aging population and declining birthrate. The pension can be smoothly transferred to the bereaved family by a new type of special agreement on payment of a survivor's annuity.
(See Attachment 1 for plan and product summary.)

Aiming to support a colorful life for its customers, Shinsei Bank has been continuously offering products and services that meet various needs of customers of different ages. *PowerLife* is a product designed to satisfy customers who want to live an enriched and a comfortable post-retirement. The yen-denominated fixed annuity is an area where customer needs are expanding. By adding *PowerLife* to its product lineup, Shinsei Bank has strengthened its capability to address customer needs more closely.

(※1) The rate of return shall be reviewed on the 1st day and 16th day of every month depending upon interest rate conditions.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $58 billion in assets and 29 branches throughout Japan (non-consolidated, as of September 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

"*PowerLife*" Structure Map


Withdrawal of reserves
Expense when contract is made
Reserves
Refund by cancellation
Basic insurance premiums
Single Insurance Premium
Grace period: 10 years
Pension Source
Perpetual annuity with guaranteed amount
Perpetual annuity with guaranteed period
Defined benefit plan
Lump-sum receipt
Contract
Start of receiving pension
Interest rate at which contract is made

Outline of "*PowerLife*"

Product name	Individual annuity insurance with accumulated interest rate linked to floating interest rate (Type B) (Brand name: *PowerLife*)
Underwriting insurance company	MassMutual Life Insurance Company
Age of contract	0 to 80 years (insurance age of the insured)
Payment method	Single premium
Minimum premium	2 million yen or more (in units of 10,000 yen)
Maximum premium	Insurance premium whose annuities amount falls within 30 million yen ※ *If age of the insured is 70 and above, insurance premium is within 500 million yen*
Type of annuity / Age of annuity payment eligibility (age of the insured)	Annuity certain (10, 15, 20, 30 years) / 10 to 90 years old Annuity with guaranteed payment period (10 years) / 16 to 90 years old Annuity guaranteed for amount / 16 to 90 years old
Deferred period	10 years
Payments of death benefit	Basic sum insured (single premium) or the reserve fund equivalents when the insured dies, or refund equivalents by cancellation, whichever is larger. ※ Minimum guaranteed amount of death benefit: Basic sum insured (worth of single premium)
Annuity payment of death benefit	Annuity for the death benefit of the main policy is to be paid instead of a lump-sum payment by adding a new type of special agreement on a survivor's pension payment plan, and upon the policyholder's prior application or death benefit receiver's application. (Type of annuity: Annuity certain of 5, 10, 20, 30, 36 years)
Death lump-sum with annuitization	In case of an annuity guaranteed for amount, an annuity for the death benefit is to be paid instead of a lump-sum payment by adding a new type of survivor's pension rider, and upon the annuitant's prior application or death benefit receiver's application. (Type of annuity: Annuity certain of 5, 10, 20, 30, 36 years)
Market value adjustment	A market price adjustment shall be applied to cancellation and lump-sum payments for the entire period after a contract is made.
Withdrawal of reserve funds	When reserves exceed basic insurance premiums, the excess amount alone may be withdrawn from reserve funds without market price adjustment only on the day corresponding to the contract date before pension payment is commenced.

Attachment 2

■ Individual annuities provided by Shinsei Bank

[Variable individual annuities]

- "*New Adagio VA*" variable individual annuity type II 2003 (Hartford Life Insurance K.K.)
- "*ManuSolution*" Variable individual annuities (Manu Life Insurance Company)
- "*Platinum Life Avancer*" variable individual annuity (20% of additional insurance type for damage 2004) (ALICO Japan)

[Fixed amount individual annuities]

- "*MassFreedom*" single premium fixed insurance (MassMutual Life Insurance Company)
- "*PowerLife*" individual annuity insurance with accumulated interest rate linked to floating interest rate (Type B) (MassMutual Life Insurance Company)
- "*SiriusDual*" US dollar/Euro-denominated individual annuity insurance (ALICO Japan)
- "*Sonata*" floating accumulation interest rate individual annuity insurance yen-denominated type-II (Hartford Life Insurance K.K.)

■ MassMutual Life Insurance Company

MassMutual Life Insurance Company (Head Office: Shibuya, Tokyo, Representative Director Shuzo Hirano) began its business in Japan in August 2001 as a member of Mass Mutual Financial Group, a U.S. integrated financial group. Total company assets as of the end of September 2004 stood at 506.2 billion yen, with capital of 14.5 billion yen. The company is assigned an AA- insurer financial strength rating (as of September 2004) by Standard & Poor's (S&P). MassMutual Financial Group is a leading company in finance and insurance business, and a core company of the Group is Massachusetts Mutual Life Insurance Company established in 1851 in the State of Massachusetts in the U.S.

Exhibit B-3

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Capital Enhancement and Reduction of Aplus, Consolidated Subsidiary of Shinsei Bank, and Underwritten of Aplus Preferred Shares

Tokyo (Monday, January 24, 2005) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced that its Board of Directors today agreed to submit a resolution of 241 billion yen of third-party allotment of preferred shares and capital reduction to its extraordinary shareholders meeting scheduled on February 24, 2005. (See the attached for details.)

Shinsei Bank also announced that YMS 6 Co., Ltd., a consolidated subsidiary of Shinsei Bank, would underwrite Aplus' preferred shares (class D and E).

Shares to be underwritten:

Class D:	27,000 thousand preferred shares: Face value of 54 billion yen
Class E:	71,000 thousand preferred shares: Face value of 142 billion yen

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $58 billion in assets and 29 branches throughout Japan (non-consolidated, as of September 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

This is the English translation of the material originally prepared in Japanese.

January 24, 2005

For immediate release

Company Name: Aplus Co., Ltd.
Representative: Director & President Junji Sugiyama
Code No.: 8589 (OSE / First Section)
Head Office: 1-9, Minami-Senba 4-chome, Chuo-ku, Osaka City
Listing Stock Exchange: Osaka Stock Exchange / First Section
Inquiry to: Shuji Kagotani, Executive Officer
TEL (06)-6245-7952 (direct)

Notice on Issuance of New Shares by Third-Party Allotment and Capital Reduction

Aplus Co., Ltd. ("Aplus" or "the company") today announced that at the board of directors' meeting held today, the board of directors of the company made a resolution on the submission of the issuance of new shares by a third-party allotment and capital reduction to an extraordinary general meeting of shareholders to be held on February 24, 2005, as mentioned below.

I. Issuance of New Shares by Third-Party Allotment

Two types of preferred shares are to be issued for the new shares. The issuance of these preferred shares is premised on the resolution and approval concerning a change in the Articles of Incorporation and the said issuance at the extraordinary general meeting of shareholders to be held on February 24, 2005.

1-(1) Summary of New Share Issuance

(a) Type/ name of shares to be issued: Aplus Class D preferred shares (hereinafter referred to as "Class D Preferred Shares")
(b) Number of shares issued: 49,000,000 shares
(c) Issuing price: 2,000 yen per share
(d) Total amount of issuance: 98,000,000,000 yen
(e) Amount appropriated to capital: 49,000,000,000 yen
(f) Subscription date: February 28, 2005
(g) Closing date / effective date: February 28, 2005
(h) Companies to which the shares are allocated and the number of shares are as follows:

Company	Number of shares
YMS 6 Co., Ltd.	27,000,000
The Sumitomo Trust & Banking Co., Ltd.	10,000,000
Daido Life Insurance Company	5,000,000
Sumitomo Mitsui Banking Corporation	2,500,000
Axa Group Life Insurance Company Limited	1,750,000
The Gibraltar Life Insurance Co., Ltd.	1,750,000
The Prudential Life Insurance Company Ltd.	750,000
Yamato Life Insurance Co.	250,000

1-(2) Summary of New Share Issuance

(a) Type/ name of shares to be issued: Aplus Class E preferred shares (hereinafter referred to as "Class E Preferred Shares")
(b) Number of shares issued: 71,500,000 shares
(c) Issuing price: 2,000 yen per share
(d) Total amount of issuance: 143,000,000,000 yen
(e) Amount appropriated to capital: 71,500,000,000 yen
(f) Subscription date: February 28, 2005

This is the English translation of the material originally prepared in Japanese.

(g) Closing date / effective date: February 28, 2005

(h) Companies to which the shares are allocated and the number of shares are as follows:

Company	Number of shares
YMS 6 Co., Ltd.	71,000,000 shares
Daido Life Insurance Company	500,000 shares

2. Change in the total number of shares outstanding by this capital increase

(1) Total number of issued and outstanding shares at present:

Common shares: 193,474,018 shares
Class A Preferred Shares: 5,000,000 shares
Class B Preferred Shares: 10,000,000 shares
Class C Preferred Shares: 15,000,000 shares

(2) Number of shares increased by capital increase:

Class D Preferred Shares: 49,000,000 shares
Class E Preferred Shares: 71,500,000 shares

(3) Total number of issued and outstanding shares after capital increase:

Common shares: 193,474,018 shares
Class A Preferred Shares: 5,000,000 shares
Class B Preferred Shares: 10,000,000 share
Class C Preferred Shares: 15,000,000 shares
Class D Preferred Shares: 49,000,000 shares
Class E Preferred Shares: 71,500,000 shares

3. Reasons for capital increase and purpose of funds, etc.

(1) Reasons for capital increase
To compensate for loss of capital and to further strengthen the capital base

(2) Purpose of funds raised by capital increase
To repay borrowing and to raise working capital

4. Equity finance in the past 3 years, etc.

Date / contents	Increase / decrease	Capital after capital increase/decrease	Remarks
August 1, 2002 【Capital reduction】	(16,150) million yen	16,150 million yen	1-for-2 reverse stock split
August 27, 2002 【Capital increase by third-party allotment】	30,000 million yen	31,150 million yen	Capital increase by preferred shares (15,000 million yen was appropriated to capital reserves)
September 28, 2004 【Capital increase by third-party allotment】	34,995 million yen	48,648 million yen	Capital increase by common shares (17,497 million yen was appropriated to capital reserves)

This is the English translation of the material originally prepared in Japanese.

5. Profile of the companies to which the new shares are to be allocated, the number of such shares and so forth
(* The status of equity holdings in the company as the end of September 2004)

Name	YMS 6 Co., Ltd.	The Sumitomo Trust & Banking Co., Ltd.
Principal office	1-18-6, Shinbashi, Minato-ku, Tokyo	4-5-33, Kitahama, Chuo-ku, Osaka-shi
Number of shares	Class D Preferred Shares: 27,000,000 shares Class E Preferred Shares: 71,000,000 shares	Class D Preferred Shares: 10,000,000 shares
Amount	Class D Preferred Shares: 54 billion yen Class E Preferred Shares: 142 billion yen	20 billion yen
Relationship with the company	(Investment) Holding 129,653,631 common shares of the company Holding 5,000,000 shares of Class A Preferred Shares Holding 10,000,000 shares of Class B Preferred Shares Holding 15,000,000 shares of Class C Preferred Shared (Transactions) None (Personnel relations) None	(Investment) The company holds 185,000 common shares of Sumitomo Trust & Banking Co., Ltd. (Transactions) Lending to the company (Personnel relations) None

Name	Daido Life Insurance Company	Sumitomo Mitsui Banking Corporation	Axa Group Life Insurance Company Limited
Principal office	2-7-4, Nihonbashi, Chuo-ku, Tokyo	1-1-2, Yurakucho, Chiyoda-ku, Tokyo	1-2-19, Higashi, Shibuya-ku, Tokyo
Number of shares	Class D Preferred Shares: 5,000,000 shares Class E Preferred Shares: 500,000 shares	Class D Preferred Shares: 2,500,000 shares	Class D Preferred Shares: 1,750,000 shares
Amount	Class D Preferred Shares: 10 billion yen Class E Preferred Shares: 1 billion yen	5 billion yen	3.5 billion yen
Relationship with the company	(Investments) Holding 1,328,500 common shares of the company (Transactions) Lending to the company (Personnel relations) None	(Investments) Holding 1,141,331 common shares of the company (Transactions) Lending to the company (Personnel relations) None	(Investments) None (Transactions) Affiliated loan transaction (Personnel relations) None

Name	The Gibraltar Life Insurance Co., Ltd.	The Prudential Life Insurance Company Ltd.	Yamato Life Insurance Co.
Principal office	2-13-10, Nagata-cho, Chiyoda-ku, Tokyo	2-13-10, Nagata-cho, Chiyoda-ku, Tokyo	1-1-7, Uchisaiwai-cho, Chiyoda-ku, Tokyo
Number of shares	Class D Preferred Shares: 1,750,000 shares	Class D Preferred Shares: 750,000 shares	Class D Preferred Shares: 250,000 shares
Amount	3.5 billion yen	1.5 billion yen	0.5 billion yen
Relationship with the company	(Investments) None (Transactions) Affiliated loan transaction (Personnel relations) None	(Investments, transactions, personnel relations) None	(Investments, transactions, personnel relations) None

This is the English translation of the material originally prepared in Japanese.

II. Capital Reduction

1. Content

   Reduction of capital and capital reserves (to be submitted to the extraordinary general meeting of shareholders to be held on February 24, 2005)

2. Purpose

   The company has made a total business/capital tie-up with Shinsei Bank, Limited (announced on September 3, 2004) and implemented measures such as the "sale and split of non-core businesses," "application of accounting standards and policies in conformity to those of Shinsei Bank" and so forth. As a result of the measures taken based on the above, the company had an unappropriated deficit of 263.4 billion yen by posting a large amount of net loss in the interim term of the fiscal year ending March 2005. Present capital reduction is expected to be used to compensate for the unappropriated deficit in the said interim term.

3. Summary

   (1) Capital Reduction

   (a) Amount of Capital to be Reduced

   Capital is expected to be reduced by 154,148,314,008 yen from 169,148,314,008 yen to 15,000,000,000 yen.

   (b) Method of Capital Reduction

   Instead of changing the total number of shares outstanding, the amount of capital is expected to be reduced (formal capital reduction).

   (2) Reduction of Capital Reserves

   Pursuant to the provisions of Paragraph 2 of Article 289 of the Commercial Code, capital reserves of 149,247,993,545 yen which were accumulated in excess of the equivalent of one-forth of capital (15,000,000,000 yen) are to be fully reduced. 109,306,258,969 yen of this amount is to be appropriated to cover the deficit and the difference of 39,941,734,576 yen is to be appropriated to other capital surplus.

* This capital reduction is premised on an increase in capital and capital reserves to be effected by capital increases by the third-party allotment implemented by the issuance of the aforementioned "Class D Preferred Shares" and "Class E Preferred Shares."

4. Scheduled Capital Reduction (planned)

(1) Resolution date at the general meeting of shareholders:	February 24, 2005
(2) Creditors' exception notification date:	February 25, 2005
(3) Effective date:	March 26, 2005

This is the English translation of the material originally prepared in Japanese.

5. Capital Increase and Capital Reduction Flow (on a non-consolidated basis)

* The flow chart is prepared based at the end of September 2004.

(Unit: billion yen)	September 30, 2004	Capital Enhancement (Planned on Feb. 28, 2005)	After Capital Enhancement (Planned on Feb. 28, 2005)	Capital Reduction (Planned on March 26, 2005)	After Capital Reduction (Planned on March 26, 2005)
Capital	48.6	120.5	169.1	(154.1)	15.0
Capital surplus	32.5	120.5	153.0	(109.3)	43.7
Capital reserve	32.4	120.5	153.0	(149.2)	3.8
Other	0.0	0.0	0.0	39.9	39.9
Retained earnings	(263.4)		(263.4)	263.4	0.0
Retained earnings	0.0		0.0	0.0	0.0
Interim Net Loss	(263.4)		(263.4)	263.4	0.0
MTM Securities	0.7		0.7		0.7
Treasury Stock	(0)		-		-
Total Capital	(181.6)	241.0	59.4	0.0	59.4

Covering deficit

Exhibit B-4

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Third Quarter Financial Results for Fiscal Year 2004

Tokyo (Thursday, January 27, 2005) -- Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results as of December 31, 2004 and nine-month period ended (Three Quarter FY2004, "3Q-FY2004"). All figures are unaudited.

3Q-FY2004 Financial Highlights
(All figures compare to nine-month period of FY2003 ("3Q-FY2003"))

- Consolidated revenue grew 28.5% to 116.6billion yen (management accounting basis)
- Consolidated reported net income grew 10.4% to 53.1billion yen
- Consolidated cash basis net income grew 19.7% to 57.6 billion yen
- Non-interest income as a percentage of total revenue increased to 63% from 55% (management accounting basis)
- Problem claims to total claims decreased to 1.98% (non-consolidated) as of December, 2004

1. Results of Operations:

Shinsei Bank reported consolidated net income of 53.1 billion yen for 3Q-FY2004, an increase of 10.4% compared to 3Q-FY2003, representing 81.8% of the annual forecast of 65.0 billion yen. Diluted earnings per share for the period were 27.60 yen.

For the 3Q-FY2004, consolidated revenue increased 28.5% to 116.6 billion yen. Non-interest income increased to 73.3 billion yen from 50.0 billion yen in 3Q-FY2003. Non-interest income now represents 63% of total revenue. Consolidated net operating income for the period was 40.8 billion yen. Asset quality improved further as the Bank recorded a credit recovery of 11.4 billion yen for 3Q-FY2004.

Shinsei Bank's consolidated cash basis net income, excluding the amortization of total intangibles was 57.6 billion yen for the period, an increase of 19.7% compared to 3Q-FY2003.

2. Financial Condition:

At the end of 3Q-FY2004, Shinsei Bank's loan balance stood at 3,110.8 billion yen, an increase of 36.2 billion yen compared to the end of September 2004, reflecting growth in retail housing loans and increase in consolidated subsidiaries' lending. Total assets decreased by 445.6 billion yen to 7,879.7 billion yen compared to the end of September 2004, primarily by the decrease of customers' liabilities for acceptances and guarantees for 179.5 billion yen recorded at Aplus, a consolidated subsidiary.

Total deposits increased by 79.9 billion yen to 3,248.7 billion yen during the same period from September to December 2004, primarily due to strong sales of structured deposits in retail business, represented by the "Powered One" time deposit. Total debentures and corporate bonds decreased by 39.2 billion yen to 1,323.5 billion yen. Total shareholders' equity increased by 10.1 billion yen to 773.8 billion yen.

3. Asset Quality (non-consolidated):

At the end of 3Q-FY2004, total problem claims were 71.1 billion yen, a decline of 2.5 billion yen from the end of September 2004. This represents 1.98% of total claims outstanding at the end of 3Q-FY2004.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of operations

(billions of yen)

	for the nine months ended				for the six months ended
	Dec. 2004 (Unaudited)	Dec. 2003 (Unaudited)	Change		Sep. 2004
	a	b	a-b	%	
Total revenue *1	**116.6**	90.7	25.9	28.5%	72.8
Net interest income	**43.3**	40.7	2.6	6.4%	25.3
General and administrative expenses *1	**67.4**	50.7	16.7	32.9%	38.5
Net business profit (*jisshitsu gyomu jun-eki*) *1	**49.2**	40.0	9.2	23.0%	34.3
Net operating income	**40.8**	36.4	4.4	12.2%	28.5
Reported net income	**53.1**	48.1	5.0	10.4%	40.7
Cash basis net income *2	**57.6**	48.1 *3	9.5	19.7%	

*1 Based on the management accounting basis
*2 Exclude the amortization of total intangibles recorded through Aplus' transaction
*3 Assuming reported net income is equal to cash basis net income for the nine months ended December 2003

Credit costs	**(7.2)**	(9.8)	2.6	(26.5)%	(10.6)
Reserve for credit losses	**(11.4)**	(11.1)	(0.3)	2.7%	(12.7)

Balance Sheet data

(billions of yen)

	as of the end of				as of the end of
	Dec. 2004 (Unaudited)	Sep. 2004	Change		Mar. 2004
	a	b	a-b	%	
Total assets	**7,879.7**	8,325.3	(445.6)	(5.4)%	6,343.7
Cash and due from banks	**227.6**	468.9	(241.2)	(51.4)%	312.7
Trading assets	**187.1**	443.6	(256.5)	(57.8)%	635.0
Securities	**1,620.0**	1,339.8	280.1	20.9%	1,483.2
Loans and bills discounted	**3,110.8**	3,074.6	36.2	1.2%	3,047.0
Intangible assets *	**68.2**	70.2	(1.9)	(2.7%)	-
Consolidation goodwill, net	**195.1**	200.8	(5.6)	(2.8)%	-
Customers' liabilities for acceptances and guarantees	**1,058.2**	1,237.8	(179.5)	(14.5%)	38.3
Total liabilities	**7,104.2**	7,560.6	(456.3)	(6.0%)	5,612.7
Deposits (including NCDs)	**3,248.7**	3,168.8	79.9	2.5%	2,734.4
Debentures and corporate bonds	**1,323.5**	1,362.7	(39.2)	(2.9%)	1,388.6
Call money	**42.5**	173.3	(130.8)	(75.5)%	112.5
Minority interests in subusidiaries	**1.6**	1.0	0.5	50.0%	0.9
Total shareholders' equity	**773.8**	763.7	10.1	1.3%	730.0

* Identified intangible assets of Aplus acquisition

Per share data

(yen)

	for the nine months ended	for the fiscal year ended
	Dec. 2004 (Unaudited)	Mar. 2004
Common shareholder's equity	**321.66**	287.94
Basic net income	**37.73**	46.03
Diluted net income	**27.60**	32.75

Items pertaining to preparation of quarterly financial data

(1) Adoption of simplified accounting methods

・The reserve for credit losses is stated based on the self-assessment as of the base date, except for reserves for certain other assets and those set aside by subsidiaries, and the loss ratios on loans are calculated based on the actual loss ratios as of the end of the previous half year.

・Corporate income taxes have been computed based on the statutory effective tax rate. The tax effects have, in principle, not been reviewed since the end of the previous half year except for those related to unrealized gains or losses on securities available-for-sale securities.

(2) Change in accounting policies

・The depreciation method of computers (ATMs,etc.) other than personal computers has been changed from the declining-balance method to the straight-line method to ensure a reasonable correlation with profits. As a result, operating expenses decreased by 264 million yen for the nine months ended December 31, 2004.

(3) Changes in scope of consolidation and equity-method affiliates

Consolidated subsidiaries	(Addition) 21	(Exclusion) 2
Equity-method affiliates	(Addition) 2	(Exclusion) 0

Projections for Fiscal Year 2004 Results

(Consolidated) *(billions of yen)*

	for the fiscal year ended	
	Mar. 2005 Projection	Mar. 2004 Actual
Net operating income	**64.0**	47.3
Reported net income	**65.0**	66.4
Cash basis net income *	**74.0**	66.4

* Exclude the amortization of total intangibles recorded through Aplus' transaction (no amortization in the fiscal year ended March 2004).

(Non-consolidated) *(billions of yen (other than dividends))*

	for the fiscal year ended	
	Mar. 2005 Projection	Mar. 2004 Actual
Net business profit	**56.0**	47.4
Net operating income	**52.0**	44.8
Net income	**66.0**	65.3
Dividends (in yen)		
Common stock	**2.58**	2.22
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

* Revitalization basis

Above projections are based on information, which is available at this moment, and assumptions of uncertain factors, which may have an influence on future operating results. Actual results may differ materially from these projections, depending on future events.

Consolidated Balance Sheets

-- Assets

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**227,654**	312,709	-85,055	-27.2%
Call loans and bills bought	**138,000**	-	138,000	100.0%
Collateral related to securities borrowing transactions	**42,856**	18,121	24,735	136.5%
Other monetary claims purchased	**245,998**	246,987	-989	-0.4%
Trading assets	**187,118**	635,096	-447,978	-70.5%
Monetary assets held in trust	**326,000**	242,750	83,250	34.3%
Securities	**1,620,000**	1,483,234	136,766	9.2%
Loans and bills discounted	**3,110,887**	3,047,042	63,845	2.1%
Foreign exchanges	**9,143**	9,490	-347	-3.7%
Other assets	**764,421**	375,075	389,346	103.8%
Premises and equipment	**106,123**	89,703	16,420	18.3%
Deferred discounts on and issuance expenses for debentures	**262**	179	83	46.4%
Deferred discounts on and issuance expenses for corporate bonds	**5**	-	5	100.0%
Deferred tax assets	**25,259**	22,941	2,318	10.1%
Consolidation goodwill,net	**195,194**	-	195,194	100.0%
Customers' liabilities for acceptances and guarantees	**1,058,264**	38,339	1,019,925	2660.3%
Reserve for credit losses	**-177,462**	-177,916	454	-0.3%
Total assets	**7,879,730**	6,343,755	1,535,975	24.2%
US$ / yen	**@104.2**	@105.70		

Consolidated Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits	2,864,212	2,263,421	600,791	26.5%
Negotiable certificates of deposit	384,579	471,068	-86,489	-18.4%
Debentures	1,292,231	1,388,696	-96,465	-6.9%
Call money and bills sold	42,511	112,559	-70,048	-62.2%
Payables under repurchase agreements	16,981	445,634	-428,653	-96.2%
Collateral related to securities lending transactions	20,093	29,275	-29,275	-100.0%
Commercial paper	16,900	-	16,900	100.0%
Trading liabilities	72,656	92,231	-19,575	-21.2%
Borrowed money	659,459	334,416	325,043	97.2%
Foreign exchanges	10	4	6	150.0%
Corporate bonds	31,293	-	31,293	100.0%
Other liabilities	623,066	424,899	198,167	46.6%
Accrued employees bonuses	7,201	8,722	-1,521	-17.4%
Reserve for retirement benefits	775	629	146	23.2%
Reserve for loss on disposition of premises and equipment	153	-	153	100.0%
Reserve for loss on sale of bonds	-	1,918	-1,918	-100.0%
Reserve under special law	0	0	-	-
Deferred tax liabilities	13,839	42	13,797	32850.0%
Consolidation negative goodwill	-	915	-915	-100.0%
Acceptances and guarantees	1,058,264	38,339	1,019,925	2660.3%
Total liabilities	7,104,231	5,612,776	1,491,455	26.6%
Minority interests in subsidiaries	1,621	977	644	65.9%
<<Shareholders' equity>>				
Capital stock	451,296	451,296	-	-
Capital surplus	18,558	18,558	-	-
Retained earnings	296,798	250,737	46,061	18.4%
Net unrealized gains on securities available-for-sale, net of taxes	4,694	7,154	-2,460	-34.4%
Foreign currency translation adjustments	2,533	2,255	278	12.3%
Treasury stock, at cost	-4	-1	-3	300.0%
Total shareholders' equity	773,876	730,000	43,876	6.0%
Total liabilities, minority interest in subsidiaries and shareholders' equity	7,879,730	6,343,755	1,535,975	24.2%
US$ / yen	@104.2	@105.70		

Consolidated Statements of Income

(millions of yen)

	3Q/FY'04 a	FY'03 b
Operating income	**174,094**	172,359
Interest income	**68,610**	89,192
Interest on loans and discounts	51,972	64,312
Interest and dividends on securities	10,245	15,917
Fees and commissions (income)	**34,629**	26,193
Trading revenue	**19,700**	3,080
Other business income	**28,008**	23,743
Other operating income	**23,144**	30,149
Operating expenses	**133,230**	124,967
Interest expenses	**25,307**	32,009
Interest on deposits	10,259	12,038
Interest on debentures	4,756	9,135
Fees and commissions (expense)	**9,360**	7,249
Trading expenses	**-**	365
Other business expenses	**14,706**	2,482
General and administrative expenses	**68,278**	70,178
Other operating expenses	**15,577**	12,683
Net operating income	**40,864**	47,391
Extraordinary income	**11,954**	23,320
Extraordinary expenses	**625**	1,804
Income before income taxes and minority interests	**52,193**	68,907
Income taxes (current)	**1,344**	1,463
Income taxes (deferred)	**-2,237**	1,111
Minority interests in net loss of subsidiaries	**-106**	-71
Net income	**53,193**	66,404

in billions of yen

(Ref.) Net business profit (*jisshitsu gyomu jun-eki*) *	**49.2**	55.1
US$ / yen	**@104.2**	@105.70

* Management accounting basis, including income from investment in monetary assets held in trust

Consolidated Statements of Capital Surplus and Retained Earnings

For the nine-month period ended December 31, 2004 and for the year ended March 31, 2004

(millions of yen)

	For the nine-month period ended December 31, 2004 (Unaudited)	For the year ended March 31, 2004
[Capital surplus]		
Balance at beginning of period/year	**18,558**	18,558
Balance at end of period/year	**18,558**	18,558
[Retained earnings]		
Balance at beginning of period/year	**250,737**	194,666
Increase	**53,193**	66,404
Net income	**53,193**	66,404
Decrease	**7,133**	10,333
Dividends paid	**7,133**	10,333
Balance at end of period/year	**296,798**	250,737

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(millions of yen)

	Dec. 30, 2004 (9 months) (Unaudited)	Dec. 30, 2003 (9 months) (Unaudited)	September 30, 2004 (6 months)	March 31, 2005 (1 year) (Projection)
Gross business profit *(gyomu sorieki)**	**92,347**	79,723	64,845	-
Net interest income	**41,084**	41,002	25,516	-
General & administrative expenses	**52,916**	47,728	35,587	-
Net business profit (*jisshitsu gyomu jyun-eki*)*	**39,430**	31,995	29,258	56,000
Net operating income *(keijou rieki)*	**38,182**	32,447	24,621	52,000
Net income	**54,274**	42,441	37,296	66,000

Net credit recoveries	**(13,722)**	(6,588)

(*) Includes income from monetary assets held in trust of 15,593 million yen for the interim period ended Sep. 30, 2004, 22,319 million yen for the nine months ended Dec. 31, 2004 and 20,522 million yen for the previous nine months ended Dec. 31, 2003.

2. Problem Claims

(i) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen , %)

	As of Dec. 31, 2004 (Unaudited) a	As of Sep. 30, 2004 (Unaudited) b	Change a-b	As of Mar. 31, 2004
Claims against bankrupt and quasi-bankrupt obligors*	**10,380**	9,994	386	11,149
Doubtful claims	**54,278**	57,045	(2,767)	68,891
Substandard claims	**6,500**	6,670	(170)	17,286
Total (A)	**71,158**	73,711	(2,553)	97,327
Total claims (B)	**3,600,765**	3,672,282	(71,517)	3,501,185
(A) / (B)	**1.98**	2.01	(0.03)	2.78

* The amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totals 9,412 million yen, 9,399 million yen and 9,344 million yen as of Dec. 31, 2004, Sep. 30, 2004, and Mar. 31, 2004 respectively.

(ii) Risk Monitored Loans

(Consolidated)

(millions of yen , %)

	As of Dec. 31, 2004 (Unaudited) a	As of Sep. 30, 2004 (Unaudited) b	Change a-b	As of Mar. 30, 2004
Loans to bankrupt obligors	**8,661**	7,806	855	7,960
Non-accrual deliquent loans	**58,203**	61,326	(3,123)	69,531
Loans past due three months or more	**4,807**	4,895	(88)	8,202
Restructured loans	**22,900**	22,912	(12)	9,232
Total (A)	**94,573**	96,941	(2,368)	94,927
Loans and bills discounted (B)	**3,110,887**	3,074,644	36,243	3,047,042
(A) / (B)	**3.04**	3.15	(0.11)	3.12
Reserve for credit losses (C)	**177,462**	157,597	19,865	177,916
Reserve ratios (C) / (A)	**187.64**	162.57	25.08	187.42

(Non-consolidated)

(millions of yen, %)

	As of Dec. 31, 2004 (Unaudited) a	As of Sep. 30, 2004 (Unaudited) b	Change a-b	As of Mar. 30, 2004
Loans to bankrupt obligors	**8,138**	7,246	892	7,545
Non-accrual deliquent loans	**54,541**	57,797	(3,256)	68,610
Loans past due three months or more	**3,171**	3,271	(100)	8,202
Restructured loans	**3,329**	3,399	(70)	9,083
Total (A)	**69,180**	71,715	(2,535)	93,441

Loans and bills discounted (B)	**3,285,940**	3,372,519	(86,579)	3,217,804
(A) / (B)	**2.11**	2.13	(0.02)	2.90

Reserve for credit losses (C)	**156,025**	158,652	(2,627)	177,960
Reserve ratios (C) / (A)	**225.53**	221.23	4.31	190.45

3. Securities

(Consolidated)

As of December 31, 2004 (Unaudited)

(millions of yen)

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic) *	**7,158**	**493**	**573**	**79**
Bonds (domestic)	**1,307,326**	**791**	**1,041**	**250**
Other **	**93,463**	**1,366**	**2,209**	**843**
Total	**1,407,948**	**2,651**	**3,825**	**1,173**

As of September 30, 2004

(millions of yen)

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic) *	8,172	1,160	1,165	5
Bonds (domestic)	1,037,795	53	800	747
Other **	121,055	4,607	5,500	893
Total	1,167,023	5,821	7,466	1,645

(Non-consolidated)

As of December 31, 2004 (Unaudited)

(millions of yen)

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**2,364**	**327**	**342**	**14**
Bonds (domestic)	**1,307,328**	**790**	**1,040**	**250**
Other *	**89,934**	**1,366**	**2,209**	**843**
Total	**1,399,627**	**2,484**	**3,593**	**1,108**

As of September 30, 2004

(millions of yen)

	Fair value	Net unrealized gain (loss)	Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	2,638	1,160	1,165	5
Bonds (domestic)	1,036,798	(2)	744	746
Other *	117,712	4,607	5,500	893
Total	1,157,149	5,765	7,410	1,645

* Exclude unrealized gain/loss of securities of subsidiaries and affiliates with market value of 5,208 million yen

** "other" mainly consists of foreign securities.

4. Notional principal amount with derivatives qualifying hedge accounting

(Consolidated)

(billions of yen)

	As of Dec. 31, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	**41.0**	**48.6**	**4.1**	**93.8**
Receive floating and pay fixed	**13.9**	**0.2**	**-**	**14.2**
Receive floating and pay floating	**-**	**0.5**	**-**	**0.5**
Total contract amount	**54.9**	**49.4**	**4.1**	**108.5**
Currency swaps				
Total contract amount	**149.0**	**27.1**	**-**	**176.1**

(billions of yen)

	As of September 30, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	45.2	59.7	4.6	109.6
Receive floating and pay fixed	13.1	4.1	7.7	25.0
Receive floating and pay floating	-	0.5	-	0.5
Total contract amount	58.4	64.4	12.3	135.2
Currency swaps				
Total contract amount	131.4	62.8	4.9	199.3

(Non-consolidated)

(billions of yen)

	As of Dec. 31, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	**41.0**	**48.6**	**0.5**	**90.2**
Receive floating and pay fixed	**13.9**	**0.2**	**-**	**14.2**
Receive floating and pay floating	**-**	**0.5**	**-**	**0.5**
Total contract amount	**54.9**	**49.4**	**0.5**	**104.9**
Currency swaps				
Total contract amount	**149.0**	**27.1**	**-**	**176.1**

(billions of yen)

	As of September 30, 2004 (Unaudited)			
	within 1 year	1 year to 5 years	over 5 years	Total
Interest rate swaps				
Receive fixed and pay floating	45.2	59.7	0.5	105.5
Receive floating and pay fixed	13.1	4.1	7.7	25.0
Receive floating and pay floating	-	0.5	-	0.5
Total contract amount	58.4	64.4	8.2	131.1
Currency swaps				
Total contract amount	131.4	62.8	4.9	199.3

5. Balance of deposits

(Non-consolidated)

(millions of yen)

	As of Dec. 31, 2004 (Unaudited)	As of Sep. 30, 2003 (Unaudited)	As of Mar. 31, 2004
Balance of deposits (including NCDs)	**3,466,919**	3,238,229	2,778,482
Balance of deposits from individuals	**2,123,767**	1,972,565	1,578,579

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**173,649**	305,563	-131,914	-43.2%
Call loans	**138,000**	-	138,000	100.0%
Collateral related to securities borrowing transactions	**42,856**	18,121	24,735	136.5%
Other monetary claims purchased	**87,569**	91,286	-3,717	-4.1%
Trading assets	**181,617**	633,488	-451,871	-71.3%
Monetary assets held in trust	**355,781**	355,327	454	0.1%
Securities	**1,679,146**	1,508,204	170,942	11.3%
Loans and bills discounted	**3,285,940**	3,217,804	68,136	2.1%
Foreign exchanges	**9,143**	9,490	-347	-3.7%
Other assets	**366,586**	334,547	32,039	9.6%
Premises and equipment	**26,575**	24,123	2,452	10.2%
Deferred discounts on and issuance expenses for debentures	**263**	166	97	58.4%
Deferred tax assets	**24,157**	21,790	2,367	10.9%
Customers' liabilities for acceptances and guarantees	**57,415**	64,358	-6,943	-10.8%
Reserve for credit losses	**-156,025**	-177,960	21,935	-12.3%
Total assets	**6,272,678**	6,406,313	**-133,635**	**-2.1%**
US$ / yen	**@104.20**	@105.70		

Non-Consolidated Balance Sheets

-- Liabilities and shareholders' equity

(millions of yen)

	Dec. 31, 2004	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits	**3,082,339**	2,307,413	774,926	33.6%
Negotiable certificates of deposits	**384,579**	471,068	-86,489	-18.4%
Debentures	**1,297,271**	1,362,261	-64,990	-4.8%
Call money	**42,511**	112,559	-70,048	-62.2%
Payable under repurchase agreements	**16,981**	445,634	-428,653	-96.2%
Collateral related to securities lending transactions	**20,093**	29,275	-9,182	-31.4%
Trading liabilities	**69,882**	90,336	-20,454	-22.6%
Borrowed money	**294,440**	335,311	-40,871	-12.2%
Foreign exchanges	**274**	280	-6	-2.1%
Other liabilities	**226,684**	449,169	-222,485	-49.5%
Accrued employees bonuses	**5,583**	6,971	-1,388	-19.9%
Reserve for retirement benefits	**603**	473	130	27.5%
Reserve for loss on disposition of premises and equipment	**153**	-	153	100.0%
Reserve for loss on sale of bonds	**-**	1,918	-1,918	-100.0%
Acceptances and guarantees	**57,415**	64,358	-6,943	-10.8%
Total liabilities	**5,498,814**	5,677,033	**-178,219**	**-3.1%**
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Additional paid-in capital	**18,558**	18,558	-	-
Retained earnings	**299,449**	252,308	47,141	18.7%
Legal reserve	**6,249**	4,823	1,426	29.6%
Undivided profit at term end	**293,199**	247,485	45,714	18.5%
Net income	**54,274**	65,320	**-11,046**	**-16.9%**
Net unrealized gains on securities available-for-sale, net of taxes	**4,562**	7,118	-2,556	-35.9%
Treasury stock, at cost	**-3**	-1	-2	-200.0%
Total shareholders' equity	**773,864**	729,280	44,584	6.1%
Total liabilities and shareholders' equity	**6,272,678**	6,406,313	**-133,635**	**-2.1%**
US$ / yen	**@104.20**	@105.70		

Non-Consolidated Statements of Income

(millions of yen)

	3Q/FY'04 a	FY'03 b
Operating income	**132,639**	162,890
Interest income	**61,788**	87,833
Interest on loans and discounts	43,891	63,578
Interest and dividends on securities	11,882	16,467
Fees and commissions (income)	**13,740**	18,883
Trading revenue	**18,222**	2,590
Other business income	**8,986**	16,464
Other operating income	**29,901**	37,117
Operating expenses	**94,457**	118,083
Interest expenses	**22,442**	31,715
Interest on deposits	10,289	12,082
Interest on coupon debentures	4,770	8,397
Fees and commissions (expense)	**6,675**	7,138
Trading expenses	**87**	435
Other business expenses	**5,243**	2,388
General and administrative expenses	**53,781**	65,462
Other operating expenses	**6,226**	10,942
Net operating income	**38,182**	44,806
Extraordinary income	**13,824**	23,002
Extraordinary expenses	**594**	1,614
Income before income taxes	**51,413**	66,193
Income taxes (current)	**-2,247**	-1,095
Income taxes (deferred)	**-614**	1,968
Net income	**54,274**	65,320
US$ / yen	**@104.2**	@105.70

RECEIVED
2005 FEB 10 P 12: 31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Notice of Security dated January 20, 2005/02/02
A notice of security is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The notice of security thereto was filed in connection with distribution of Shinsei's shares by New LTCB Partners.

Extraordinary Report dated January 20, 2005
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with distribution of Shinsei's shares by New LTCB Partners.

Amendment Report on Extraordinary Report dated January 20, 2005
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on extraordinary report thereto was filed in connection with change in date of distribution of Shinsei's shares by New LTCB Partners.

Amendment Report on Extraordinary Report dated January 28, 2005
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on extraordinary report thereto was filed in connection with change in numbers of Shinsei's shares distributed by New LTCB Partners.

Report on Purchase of Common Shares dated February 1, 2004
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in January 2005.